APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LaPosta Pizza LLC

PROFIT AND LOSS
January - December 2019

	TOTAL		
	JAN - DEC 2019	JAN - DEC 2018 (PY)	CHANGE
Income			
Interest Income	4,374.93		4,374.93
Total Income	**$4,374.93**	**$0.00**	**$4,374.93**
GROSS PROFIT	**$4,374.93**	**$0.00**	**$4,374.93**
Expenses			
accounting	490.00		490.00
Advertising & Marketing	282.43		282.43
Architect/ Engineer	37,896.33		37,896.33
Bank Charges & Fees	2,211.13		2,211.13
Branding	3,500.00		3,500.00
Graphic Design/ Marketing	901.54		901.54
Insurance	551.00		551.00
Legal & Professional Services	40,853.49		40,853.49
Meals & Entertainment	426.95		426.95
Office Supplies & Software	3,332.95		3,332.95
Other Business Expenses	4,245.89		4,245.89
Owner Compensation	33,652.00		33,652.00
Purchases	40.86		40.86
R & D	4,732.44		4,732.44
Travel	1,684.12		1,684.12
Total Expenses	**$134,801.13**	**$0.00**	**$134,801.13**
NET OPERATING INCOME	**$ -130,426.20**	**$0.00**	**$ -130,426.20**
NET INCOME	**$ -130,426.20**	**$0.00**	**$ -130,426.20**

LaPosta Pizza LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL		
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Checking	267,627.05		267,627.05
Letter of Credit -	188,639.22		188,639.22
PROMOTIONAL	5,078.18		5,078.18
Total Bank Accounts	**$461,344.45**	**$0.00**	**$461,344.45**
Total Current Assets	**$461,344.45**	**$0.00**	**$461,344.45**
Other Assets			
Liquor Licenses	468,131.95		468,131.95
Startup Costs	8,847.40		8,847.40
Total Other Assets	**$476,979.35**	**$0.00**	**$476,979.35**
TOTAL ASSETS	**$938,323.80**	**$0.00**	**$938,323.80**
LIABILITIES AND EQUITY			
Total Liabilities			**$0.00**
Equity			
Partner Contributions -	56,250.00		56,250.00
Partner Contributions-	168,750.00		168,750.00
Partner Contributions-	56,250.00		56,250.00
Partner Contributions-	18,750.00		18,750.00
Partner Contributions-	112,500.00		112,500.00
Partner Contributions-	168,750.00		168,750.00
Partner Contributions-	56,250.00		56,250.00
Partner Contributions-	75,000.00		75,000.00
Partner Contributions-	93,750.00		93,750.00
Partner Contributions-	75,000.00		75,000.00
Partner Contributions-	56,250.00		56,250.00
Partner Contributions-	18,750.00		18,750.00
Partner Contributions-	56,250.00		56,250.00
Partner Contributions-	56,250.00		56,250.00
Retained Earnings			
Net Income	-130,426.20		-130,426.20
Total Equity	**$938,323.80**	**$0.00**	**$938,323.80**
TOTAL LIABILITIES AND EQUITY	**$938,323.80**	**$0.00**	**$938,323.80**

I, Mario LaPosta, certify that:

1. The financial statements of LaPosta Pizza included in this Form are true and complete in all material respects; and
2. The tax return information of LaPosta Pizza included in this Form reflects accurately the information reported on the tax return for LaPosta Pizza for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   _____

Name: Mario LaPosta

Title: manager llc